

17018655

S.

Washington, D.C. 20549


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 26 2017
REGISTRATIONS BRANCH
16

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 48568 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Capital Fund, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Metairie Rd., Suite 405
(No. and Street)

| Metairie | LA | 70005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles D. Porter 504-837-3450
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorter, APAC
(Name – *if individual, state last, first, middle name*)

| 5100 Village Walk | Covington | LA | 70433 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Charles D. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Capital Fund, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P. and Treasurer

Title

Notary Public
Jeffrey Briscoe Bar No: 34463

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LEGACY CAPITAL FUND, INC.

Audits of Financial Statements

December 31, 2016 and 2015

## Contents


LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk Suite 300
Covington, LA 70433
985.892.5850 Fax 985.892.5956
LaPorte.com

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
Legacy Capital Fund, Inc.

We have audited the accompanying statements of financial condition of Legacy Capital Fund, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Capital Fund, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audits of Legacy Capital Fund, Inc.'s financial statements. The Supplemental Information is the responsibility of Legacy Capital Fund, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.



A Professional Accounting Corporation

Covington, LA
January 24, 2017

**LEGACY CAPITAL FUND, INC.**
**Statements of Financial Condition**
**December 31, 2016 and 2015**

| | 2016 | 2015 |
|---|---|---|
| **Assets** | | |
| Cash | $ 20,037 | $ - |
| Receivable from Non-customer | - | 20,000 |
| **Total Assets** | $ 20,037 | $ 20,000 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| Commitments and Contingent Liabilities | $ - | $ - |
| | | |
| **Stockholders' Equity** | | |
| Common Stock - No Par Value | | |
| 1,000 Shares Authorized, Issued, and Outstanding | 8,800 | 8,000 |
| Retained Earnings | 11,237 | 12,000 |
| **Total Stockholders' Equity** | 20,037 | 20,000 |
| **Total Liabilities and Stockholders' Equity** | $ 20,037 | $ 20,000 |

The accompanying notes are an integral part of these financial statements.

**LEGACY CAPITAL FUND, INC.**
**Statements of Operations**
**For the Years Ended December 31, 2016 and 2015**

| | 2016 | 2015 |
|---|---|---|
| **Revenues** | | |
| Investment Banking | $ - | $ - |
| Interest Income | 2 | - |
| **Total Revenues** | 2 | - |
| **Expenses** | | |
| Fees | 765 | - |
| **Total Expenses** | 765 | - |
| **Net (Loss) Income** | $ (763) | $ - |

The accompanying notes are an integral part of these financial statements.

**LEGACY CAPITAL FUND, INC.**
**Statements of Changes in Stockholders' Equity**
**For the Years Ended December 31, 2016 and 2015**

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| **Balance - December 31, 2014** | $ 8,000 | $ 12,000 | $ 20,000 |
| Net Income for the Year 2015 | - | - | - |
| Stockholder Distributions | - | - | - |
| **Balance - December 31, 2015** | 8,000 | 12,000 | 20,000 |
| Net Loss for the Year 2016 | - | (763) | (763) |
| Captial Contributions | 800 | | 800 |
| Stockholder Distributions | - | - | - |
| **Balance - December 31, 2016** | $ 8,800 | $ 11,237 | $ 20,037 |

The accompanying notes are an integral part of these financial statements.

**LEGACY CAPITAL FUND, INC.**
**Statements of Changes in Liabilities**
**Subordinated to Claims of General Creditors**
**For the Years Ended December 31, 2016 and 2015**

| | **2016** | 2015 |
|---|---|---|
| **Subordinated Liabilities - Beginning of Year** | **$ -** | $ - |
| Increases | - | - |
| Decreases | - | - |
| **Subordinated Liabilities - End of Year** | **$ -** | $ - |

The accompanying notes are an integral part of these financial statements.

**LEGACY CAPITAL FUND, INC.**
**Statements of Cash Flows**
**For the Years Ended December 31, 2016 and 2015**

| | 2016 | 2015 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net (Loss) Income | $ (763) | $ - |
| Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities | | |
| Decrease (Increase) in Receivable from Non-Customer | 20,000 | - |
| **Net Cash Provided by Operating Activities** | 19,237 | - |
| **Cash Flows from Financing Activities** | | |
| Capital Contribution | 800 | |
| Cash Distributions Paid | - | - |
| **Net Cash Provided by Financing Activities** | 800 | - |
| **Net Increase in Cash and Cash Equivalents** | 20,037 | - |
| **Cash and Cash Equivalents, Beginning of Year** | - | - |
| **Cash and Cash Equivalents, End of Year** | $ 20,037 | $ - |

The accompanying notes are an integral part of these financial statements.

## Note 1. Summary of Significant Accounting Policies

### Business of the Company

Legacy Capital Fund, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions.

### Income Taxes

The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its stockholders.

### Revenue Recognition

Investment banking fees are recorded on the settlement date basis.

### Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

### Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### Receivable from Non-Customer

Receivable from non-customer represents a money market balance in an account with other brokers.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2. Related Party Transactions

The Company was under the management of Legacy Capital, LLC, a company under common ownership, for 2016 and 2015. Management, professional, and other fees paid to Legacy Capital, LLC for the years ended December 31, 2016 and 2015, totaled $0 and $0, respectively.

## Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $20,037, which was $15,037 in excess of its required net capital of $5,000. At December 31, 2015, the Company had net capital of $19,600, which was $14,600 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0 to 1 at December 31, 2016 and 2015.

## Note 4. Income Taxes

The Company complies with the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2016 or 2015.

## Note 5. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, January 24, 2017, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

**LEGACY CAPITAL FUND, INC.**
**Supplementary Information**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of**
**the Securities and Exchange Commission**
**For the Years Ended December 31, 2016 and 2015**

| | 2016 | 2015 |
|---|---|---|
| **Net Capital** | | |
| Total Stockholders' Equity | **$ 20,037** | $ 20,000 |
| Deductions and/or Charges | **-** | - |
| Net Capital Before Haircuts on Securities Positions | **20,037** | 20,000 |
| Haircuts on Securities | **-** | 400 |
| Net Capital | **$ 20,037** | $ 19,600 |
| **Aggregate Indebtedness** | **$ -** | $ - |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum Net Capital Required | **$ 5,000** | $ 5,000 |
| Excess of Net Capital | **$ 15,037** | $ 14,600 |
| Excess Net Capital at 1000% | **$ 20,037** | $ 19,600 |
| Ratio: Aggregate Indebtedness to Net Capital | **0 to 1** | 0 to 1 |
| **Reconciliation with Company's Computation** | | |
| (Included in Part II of Form X-17A-5 as of December 31) | | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | **$ 20,037** | $ 19,600 |
| Net Capital Per Above | **$ 20,037** | $ 19,600 |

**LEGACY CAPITAL FUND, INC.**
**Supplementary Information**

## Schedule II
## Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2016 and 2015, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

## Schedule III
## Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2016 and 2015, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

## Schedule IV
## Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2016 and 2015, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Legacy Capital Fund, Inc.
433 Metairie Road, Suite 405
Metairie, Louisiana
70005

**Legacy Capital Fund, Inc. Exemption Report**
**For the Year Ended December 31, 2016**

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Charles D. Porter, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Legacy Capital Fund, Inc. ("Legacy"):

1. Legacy claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i) throughout the most recent fiscal year, in that it is a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Legacy";

2. Legacy met the above exemptive provisions throughout the most fiscal year without exception.



Charles D. Porter


LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk Suite 300
Covington, LA 70433
985.892.5850 Fax 985.892.5956
LaPorte.com

**Review Report of Independent Registered Public Accounting Firm**

To the Board of Directors
Legacy Capital Fund, Inc.

We have reviewed management's statements, included in the accompanying Legacy Capital Fund, Inc. Exemption Report, in which (a) Legacy Capital Fund, Inc. identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which Legacy Capital Fund, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions) and (b) Legacy Capital Fund, Inc. stated that Legacy Capital Fund, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Legacy Capital Fund, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Legacy Capital Fund, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240. 15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
January 24, 2017


LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

To the Board of Directors
Legacy Capital Fund, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

d. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.



A Professional Accounting Corporation

Covington, LA
January 24, 2017

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended **12/31/2016**

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2619*********************MIXED AADC 220
48568 FINRA DEC
LEGACY CAPITAL FUND INC
433 METAIRIE RD STE 405
METAIRIE LA 70005-4343

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles Potter 504-837-3??5

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 0 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**)<br>____________<br>Date Paid | ( 0 ) |
| C. | Less prior overpayment applied | ( 0 ) |
| D. | Assessment balance due or (overpayment) | 0 |
| E. | Interest computed on late payment (see instruction E) for ____ days at 20% per annum | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 0 |

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as F above)** $____________

H. Overpayment carried forward $( ____________ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

________________________

________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Legacy Capital Fund Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the ____ day of ____________, 20____

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 0 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 0 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of \$100,000 require documentation) | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. \$ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). \$ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 2 |
| 2e. General Assessment @ .0025 | $ 0 (to page 1, line 2.A.) |